

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

Bobby L. Peavler
Chief Financial Officer
Celadon Group, Inc.
9503 East 33rd Street
Indianapolis, IN 46235

> **Re:** **Celadon Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 10, 2015**
> **File No. 001-34533**

Dear Mr. Peavler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2015

Item 7: Management's Discussion and Analysis
Liquidity and Capital Resources, page 27

1.   Please describe planned material commitments as of the end of the latest fiscal period for equipment to be purchased under capital leases. For guidance, refer to Item 303(a)(2) of Regulation S-K and Release 33-6835. In this regard, we note you incurred capital lease obligations for the purchase of equipment of over $304 million in fiscal 2015 and over $90 million for the six months ended December 31, 2015, yet there was no discussion of these commitments in the fiscal 2014 or fiscal 2015 Form 10-Ks.

Cash Flows, page 28

2.   Please clarify why the increase in equipment held for resale decreases net cash provided by operations in fiscal 2015 compared to fiscal 2014.

Notes to Consolidated Financial Statements
Note (16) Gain on Disposition of Equipment, page 55

3.   Please explain to us how you concluded that your accounting for the arrangement with Element Financial Corp on a net basis as an agent versus gross as a principle is appropriate under ASC 605-45. Tell us all the indicators you considered and weight given to each in arriving at your conclusion. In connection with this, when you take possession of such equipment, it appears that the equipment associated with this arrangement is reported on the balance sheet as held for sale.

4.   We note from your disclosure in the Form 10-Q for the period ended December 31, 2015 that you have an arrangement with 19th Capital Group similar to the arrangement you have with Element. Please tell us if you have applied similar accounting treatment to your arrangement with 19th Capital Group as that for the Element arrangement, and if so, explain to us the basis for your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure